Filed Pursuant to Rule 424(b)(3)

File No. 333- 177230

PROSPECTUS SUPPLEMENT (DISCLOSURE REPORT NO. 2)

TO PROSPECTUS DATED April 10, 2012

LendingClub Corporation

Member Payment Dependent Notes

This prospectus supplement supplements and amends the prospectus dated April 10, 2012 (the Prospectus) and filed pursuant to Rule 424(b)(3) with the Securities and Exchange Commission (the SEC), which was filed with the SEC on April 10, 2012.

The Prospectus and this prospectus supplement relate to up to $1,000,000,000 in principal amount of Member Payment Dependent Notes (the Notes) to be issued by LendingClub Corporation (LendingClub). We will issue the Notes in series and each series will correspond to a single consumer loan originated through our platform to one of our borrower members. In the Prospectus (as supplemented by prior supplements) and this prospectus supplement, we refer to these consumer loans generally as “member loans.” The terms of the Notes are as set forth in the Prospectus (as supplemented by prior supplements).

You should read this prospectus supplement together with the Prospectus and any prior prospectus supplements. This prospectus supplement is qualified by reference to the Prospectus and any prior prospectus supplements, except to the extent that the information in this prospectus supplement supersedes the information contained in the Prospectus or any prior prospectus supplements. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus (as supplemented by prior supplements), including all amendments and supplements thereto.

This offering is highly speculative and the Notes involve a high degree of risk. Investing in the Notes should be considered only by persons who can afford the loss of their entire investment. See “Risk Factors” beginning on page 13 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 31, 2012.

As of June 1, 2012, the following references (and any other similar reference in the prospectus):

Page 8 “a debt-to-income ratio (excluding mortgage) below 25% (or 30% if the borrower’s credit score is 720 or higher)”

Page 32 “a debt-to-income ratio (excluding mortgage) below 25%, or 30% for borrowers with credit scores of 720 or more”

Page 36 “for borrowers with a credit score between 660-719, they will need a debt-to-income ratio (excluding mortgage) below 25%; for borrowers with a credit score of 720 or higher, they will need a debt-to-income ratio (excluding mortgage) below 30%”

Page 38 “a debt-to-income ratio (excluding mortgage) below 25%, or 30% if their credit score is 720 or higher”

Page 75 “a debt-to-income ratio below 25% for borrowers with credit scores between 660-719 and for borrowers with a credit score of 720 or higher a debt-to-income ratio below 30%”

are amended to read as follows:

“…a debt-to-income ratio (excluding mortgage) below 35%...”